

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2020

Vroukje van Oosten Slingeland
General Counsel and Managing Director
ING Groep N.V.
1102 CT Amsterdam
P.O. Box 1800, 1000 BV Amsterdam
The Netherlands

> **Re: ING Groep N.V.**
> **Registration Statement on Form F-3**
> **Filed August 25, 2020**
> **File No. 333-248407**

Dear Ms. van Oosten Slingeland:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance